August 26, 2016

Deborah D. Skeens
Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, DC 20549

RE:	Post-Effective Amendment No. 58 to Registration Statement on Form N-1A Allianz Variable Insurance Products Trust (the "Trust") File Nos. 333-83423 and 811-9491

Dear Ms. Skeens:

On August 17, 2016, you provided telephonic comments regarding the above-referenced post-effective amendment (the "Amendment") to the Trust's registration statement on Form N-1A. The primary purpose of the Amendment was to add class 1 shares to seven existing series ("Funds") of the Trust. This letter responds to your comments. Each comment is summarized below, followed by our response. The changes proposed to be made will be incorporated into an amended registration statement pursuant to rule 485(b), which amendment also will include as an exhibit the opinion and consent of legal counsel as to the legality of the securities being registered. As discussed, the registrant has requested that the Amendment (as revised to respond to staff comments) be declared effective on August 31, 2016, or as soon thereafter as may be practicable.

PROSPECTUS

Comment 1:  For all Funds you noted that the Fees and Expenses table includes a footnote to the effect that "Other expenses have been estimated for Class 1 based on the historical expenses of Class 2." You asked that we either explain the basis for estimating class 1 expenses or, if not estimated, remove the footnote.

Response:  We have confirmed that Other Expenses in the Fees and Expenses tables for Class 1 are the same as for Class 2 and not estimated; therefore, we will remove the footnote regarding estimation of Class 1 Other Expenses.

Comment 2:  You noted that the principal investment strategies of several Funds include investments in derivatives. You asked that we review the derivatives disclosure to confirm that the disclosure is consistent with the McMillan/ICI letter regarding derivatives dated July 2010.

Response:  We have reviewed the Funds' disclosure regarding investments in derivative instruments and believe that the such disclosure is appropriate and consistent with applicable regulatory requirements.

Comment 3:  For the AZL Mid Cap Index Fund, you asked that we update the information regarding the market capitalization of the companies in the S&P MidCap 400 Index. You also asked that we explain the basis for using the S&P MidCap 400 Index as the reference index for this mid cap fund, noting that the staff considers the mid cap range to be $3.5 – 17 billion.
Allianz Investment Management LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. www.allianzlife.com

Allianz Investment Management LLC is a registered investment adviser that is a wholly owned subsidiary of Allianz Life
Insurance Company of North America. This information is confidential and is intended only for the use of the individual(s)
and/or entity/entities named above. This information should not be copied, forwarded, or further disseminated.

Response:  We will update the disclosure of the market capitalization range for the S&P MidCap 400 Index, as requested. With respect to the basis for using the S&P MidCap 400 Index as the reference index for the AZL Mid Cap Index Fund, we note that S&P describes the index as "a benchmark for mid-sized companies…[that] measures the performance of mid-sized companies, reflecting the distinctive risk and return characteristics of this market segment." Further, the S&P MidCap 400 Index is widely recognized in the industry both as a performance benchmark for mid-cap funds and as a reference index for mid-cap index funds. Accordingly, we believe that the AZL Mid Cap Index Fund's use of the S&P MidCap 400 Index as a reference index is appropriate.

Comment 4:  For the AZL Morgan Stanley Global Real Estate Fund, in light of the use of "Global" in the Fund's name, you asked that we expressly describe how the Fund will invest its assets in investments that are tied economically to a number of countries throughout the world.

Response:  We note that the use of the term "global" is not subject to the requirement of rule 35d-1; however, the implementing release for rule 35d-1, footnote 42, states that it is expected that an investment company using the term "global" in its name will invest its assets in investments that are tied economically to a number of countries throughout the world. We note that the Principal Investment Strategies section for AZL Morgan Stanley Global Release Estate Fund discloses that "The subadviser seeks a combination of current income and capital appreciation by investing primarily in equity securities of companies in the real estate industry located throughout the world, including real estate operating companies (REOCs), real estate investment trusts (REITs) and similar entities established outside the United States (foreign real estate companies). The Fund will invest primarily in companies located in the developed countries of North America, Europe and Asia, but may also invest in emerging markets" (emphasis added). We believe that this disclosure describes how the Fund will invest its assets in investments that are tied economically to a number of countries through the world.

Comment 5:  For the AZL Morgan Stanley Global Real Estate Fund, you noted that if the Fund is expected to have subprime exposure, disclosure should be included in the principal investment strategies and principal investment risks.

Response:  We have confirmed with the subadviser that the Fund does not have subprime exposure and is not expected to have such exposure.

Comment 6:  For the AZL Morgan Stanley Global Real Estate Fund, you noted that the Fund is permitted to invest in convertible securities, and you asked that we confirm that the Fund does not expect to invest in contingent convertible bonds.

Response:  We have confirmed with the subadviser that the Fund does not invest in contingent convertible bonds and does not expect to invest in such instruments.

Comment 7:  For the AZL Morgan Stanley Global Real Estate Fund, you asked that we consider adding sector concentration risk as a principal risk.

Response:  We note that the Fund's current disclosure of principal investment risks in the Fund Summaries, including the disclosure regarding Real Estate Investments Risk, describes the risks related to the Fund's focus on investments in the real estate industry. We also note that the Fund's prospectus includes disclosure under "More About the Funds – Investment Risks" regarding concentration in securities of companies in the real estate industry.  We believe these disclosures are responsive to the disclosure requirements in Form N-1A.
Allianz Investment Management LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. www.allianzlife.com

Allianz Investment Management LLC is a registered investment adviser that is a wholly owned subsidiary of Allianz Life
Insurance Company of North America. This information is confidential and is intended only for the use of the individual(s)
and/or entity/entities named above. This information should not be copied, forwarded, or further disseminated.

Comment 8:  For any Fund investing in fixed income securities as a principal investment strategy, in particular the AZL Pyramis Total Bond Fund, you asked that we disclose any restrictions as to maturity or duration.

Response:  The Fund does not have set restrictions as to maturity or duration. We note that, as disclosed in the prospectus, "The subadviser uses the Barclays U.S. Aggregate Bond Index as a guide in structuring the Fund and selecting its investments and manages the Fund to have similar overall interest rate risk to the index." Insofar as interest rates are, in part, a function of duration, this policy to manage the Fund to have similar overall interest rate risk to the index effectively guides the overall duration of the Fund's investments. We also note that the prospectus discloses that "The Fund's assets may be allocated among different market sectors (for example, corporate, asset-backed, or government securities) and different maturities based on the subadviser's view of the relative value of each sector or maturity."

Comment 9:  For the AZL Pyramis Total Bond Fund, you asked that we identify in this response whether the Fund invests more than 15% of its assets in investments relying on section 3(c)(1) or (7) (CDO, CLO, non-agency RMBS or CMBS). You also asked that we identify in which types of asset-backed securities the AZL Pyramis Total Bond Fund invests.

Response:  The Fund does not currently invest more than 15% of its assets in CDOs, CLOs, non-agency RMBS or CMBS. At June 30, 3016, the Fund had only approximately 5.4% invested in collateralized mortgage obligations and approximately 1.1% invested in other asset-backed securities. The subadviser reports that the other asset-backed securities are related to home equity.

Comment 10:  For any Fund investing in foreign issuers, if the Fund may invest in non-US Dollar denominated assets, please disclose in the principal risks.

Response:  We note that each Fund which may invest in non-US Dollar denominated assets as part of its principal investment strategy discloses Currency Risk as a principal risk of the Fund.

Comment 11:  You asked that we confirm that each Fund investing in total return swaps segregates appropriate assets to cover obligations in connection with such swaps, referencing the 1979 concept release (IC-10666). You also asked that we confirm that each Fund investing in credit default swaps segregates the full notional value of the obligations.

Response:  We note, initially, that the Funds described in the prospectus included in the Amendment are not presently parties to any swaps agreements. We acknowledge that we are aware of and have reviewed the 1979 concept release (IC-10666), which does not specifically address derivatives, as well as subsequent SEC and SEC staff interpretive guidance. We believe that the Funds are in compliance with applicable regulatory requirements and SEC and SEC staff interpretive guidance.

Comment 12:  You noted that the AZL Pyramis Total Bond Fund may invest up to 20% of its assets in lower-quality debt securities, and you asked that we refer to these as "junk bonds."

Response:  The requested changes will be made.

Comment 13:  For the AZL Pyramis Total Bond Fund, you noted that the principal risks include Private Placed Securities Risk, but that there does not appear to be any corresponding disclosure in the principal strategies. You asked that we clarify this inconsistency.
Allianz Investment Management LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. www.allianzlife.com

Allianz Investment Management LLC is a registered investment adviser that is a wholly owned subsidiary of Allianz Life
Insurance Company of North America. This information is confidential and is intended only for the use of the individual(s)
and/or entity/entities named above. This information should not be copied, forwarded, or further disseminated.

Response:  We note that the prospectus discloses that the Fund may invest in a variety of instruments, including investment-grade debt securities of all types, junk bonds, repurchase agreements, foreign and emerging markets issuers, and derivatives (including interest rate swaps, total return swaps, credit default swaps, and futures). A portion of these instruments may not be publicly traded, and, therefore, the subadviser has advised that Private Placed Securities Risk is a principal risk of the Fund.

Comment 14:  For the AZL Pyramis Total Bond Fund, you noted that the principal risks include Mortgage-Related and Other Asset-Backed Risk, the description of which includes "subprime risk," but that there does not appear to be any corresponding disclosure of in the principal strategies. You asked that we clarify this inconsistency.

Response:  We note that the prospectus discloses that the Fund may invest in a variety of instruments, as noted above, and the prospectus discusses the Fund's ability to use a trading strategy that involves selling (or buying) mortgage-backed securities and simultaneously agreeing to purchase (or sell) mortgage-backed securities on a later date at a set price. In addition, the prospectus discloses that the Fund may invest up to 20 % of its assets in lower-qualify debt securities. The subadviser has advised that Mortgage-Related and Other Asset-Backed Risk, including the risks of the quality of the pool of mortgages, is a principal risk of the Fund.

Comment 15:  For the AZL Russell 1000 Growth Index Fund and the AZL Russell 1000 Value Index Fund, in the principal investment strategies, you noted that the first paragraph indicates that each Fund will normally invest in all of the stocks of the corresponding index, but that the third paragraph indicates that the Fund will invest in all or a representative sample of the stocks comprising the index. You asked that we clarify this inconsistency. You also noted that if the Fund is investing in a representative sample, there should be language that the Fund is investing at least 80% of its assets in securities consistent with the stated index.

Response:  The requested changes will be made.

Comment 16:  For AZL Small Cap Stock Index Fund, you noted that Initial Public Offerings Risk is identified as a principal risk, and you asked that we confirm if that is correct.

Response:  We have confirmed with the subadviser that Initial Public Offerings Risk is not a principal risk of this Fund, and it will be removed from the prospectus with respect to this Fund.

Comment 17:  You asked that we review the disclosure responsive to Items 4 and 9 of Form N-1A to ensure the disclosure reflects the appropriate level of detail, and you referenced IM Guidance Update, No. 2014-08 (June 2014).

Response:  We have reviewed IM Guidance Update, No. 2014-08, and respectfully submit that the disclosures of investment objectives, principal investment strategies, and related risks in the "Fund Summaries" and "More about the Funds" sections of the prospectus are responsive to Items 4 and 9 and SEC staff guidance.

We note that Item 4(a) and (b) requires disclosure in a summary manner of the principal investment strategies and principal risks of the Fund, "[b]ased on the information given in response to" Item 9(b) and (c), respectively. We also note that General Instruction C.3.(a) to Form N-1A states that "[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus." Accordingly, we believe that the existing disclosure is consistent with the General Instruction and the other requirements for Form N-1A.
Allianz Investment Management LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. www.allianzlife.com

Allianz Investment Management LLC is a registered investment adviser that is a wholly owned subsidiary of Allianz Life
Insurance Company of North America. This information is confidential and is intended only for the use of the individual(s)
and/or entity/entities named above. This information should not be copied, forwarded, or further disseminated.

In addition, we note that the More About the Funds section includes additional information about the principal strategies of the Funds, including the discussion of temporary defensive positions required by Instruction 6 to Item 9(b)(1), as well as additional information about various strategies in connection with the discussion of the corresponding Investment Risks.

Comment 18:  You asked that we confirm in this response that any expenses in connection with short sales are reflected under Other Expenses in the applicable Fees and Expenses table.

Response:  We confirm that any expenses in connection with short sales will be reflected under Other Expenses in the applicable Fees and Expenses table.

Comment 19:  You asked that we include numbers from the semi-annual reports to shareholders in the financial highlights, if available.

Response:  We note that the semi-annual reports to shareholders for the Funds are not fully complete at this time. We also note that the requested effective date for the Amendment is August 31, 2016, and the current financial statements included in the registration statement are not as of a date 245 days or more prior to the requested effective date.  We respectfully submit that revising the prospectus to incorporate the updated financial information would require significant work and review by fund accountants and auditors, which would be challenging to complete properly by the end of August.

STATEMENT OF ADDITIONAL INFORMATION

Comment 20:  You asked that we confirm in this response that investments in bank loans, CLOs, CDOs, RMBS and MBS are not a part of the principal investment strategy of these Funds.

Response:  We confirm that, except to the extent disclosed in the prospectus for a Fund, the Funds do not consider investments in these instruments to be a part of their respective principal investment strategies.

Comment 21:  You asked that we confirm in this response that any acquired fund fees and expenses of less than 0.01 percent (one basis point) are reflected in Other Expenses in the applicable Fees and Expenses table. You also noted that acquired fund fees and expenses which exceed 0.01 percent (one basis point) should be reflected in a separate line item in the applicable Fees and Expenses table.

Response:  We confirm that we are aware of the requirements for the disclosure of acquired fund fees and expenses borne by a Fund in the Fees and Expenses table and that we believe that the Funds are in compliance with applicable regulatory requirements. The Funds described in the prospectus included in the Amendment do not currently have acquired fund fees and expenses of more than 0.01 percent (one basis point).

Comment 22:  You asked that we explain why the section entitled Short Sales was deleted from the SAI.

Response:  For convenience, the Trust has developed separate SAIs for certain series of the Trust.  The section entitled Short Sales appears in the SAI for one series of the Trust but is not applicable to the Funds described in the SAI included in the Amendment. This is because, for the Funds described in the SAI included in the Amendment, it is a non-fundamental policy that the Funds may not "make short sales of securities or maintain a short position" except that "the Funds may engage in
Allianz Investment Management LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. www.allianzlife.com

Allianz Investment Management LLC is a registered investment adviser that is a wholly owned subsidiary of Allianz Life
Insurance Company of North America. This information is confidential and is intended only for the use of the individual(s)
and/or entity/entities named above. This information should not be copied, forwarded, or further disseminated.

short sales against the box." Accordingly, the SAI included in the Amendment includes the disclosure "Short Sales Against the Box."

Comment 23:  You asked that we acknowledge in this response that credit default swaps are not an instrument where offsetting was specifically permitted in the Dreyfus letter.

Response:  We acknowledge that we are aware of and have reviewed the letter to Dreyfus Strategic Investing and Dreyfus Strategic Income, dated June 22, 1987, as well as subsequent SEC and SEC staff guidance, and we believe that the Funds are in compliance with applicable regulatory requirements.

Comment 24:  You noted the disclosure with respect to the fact that the AZL Morgan Stanley Global Real Estate Fund was classified at inception as a non-diversified investment company, but that the Fund in fact has been operated in a manner consistent with the limitations of a diversified Fund. You asked that we confirm in this response that the Fund is operating consistently with the requirements of rule 13a-1.

Response:  We do not believe that rule 13a-1 is applicable because this Fund is, in fact, being operated as a diversified investment company and does not currently intend to operate as a non-diversified company.

Comment 25:  You noted that the disclosure regarding Trustee Holdings and Control Persons and Principal Holders of Securities needs to be updated from March 31, 2016, to a date no more than 30 days prior to the date of the filing of the amendment.

Response:  The requested changes will be made.

We appreciate the SEC staff's review of the Amendment. If you have any additional comments or questions, please let me know.

Sincerely,

/s/ Erik Nelson

Erik Nelson
 Chief Legal Officer

763/765-7453
Erik.Nelson@allianzlife.com

Allianz Investment Management LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. www.allianzlife.com

Allianz Investment Management LLC is a registered investment adviser that is a wholly owned subsidiary of Allianz Life
Insurance Company of North America. This information is confidential and is intended only for the use of the individual(s)
and/or entity/entities named above. This information should not be copied, forwarded, or further disseminated.